                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940

/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

   Stephen Sternbach
   (Last)  (First)  (Middle)

   c/o Star Multi Care Services, Inc.
   33 Walt Whitman Road
   (Street)

   Huntington Station, NY 11746
   (City)  (State)  (Zip)

2. Issuer Name and Ticker or Trading Symbol
   Star Multi Care Services, Inc. (SMCS)

3. I.R.S. or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   November/2000

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer
               (Check all applicable)
   /X/ Director                            /X/ 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)
            Chairman of the Board, President and CEO

7. Individual or Joint/Group Filing (Check Applicable Line)
   /X/ Form filed by One Reporting Person
   / / Form filed by More than One Reporting Person

                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                           5. Amount
                                                                                              of Secu-
                                                                                              rities
                                                                                              Bene-     6. Ownership
                               2. Trans-   3. Trans-      4. Securities Acquired (A)          ficially     Form:
                                  action      action         or Disposed of (D)               Owned        Direct      7. Nature of
                                  Date        Code           (Instr. 3, 4 and 5)              at End       (D) or         Indirect
                                  (Month/     (Instr. 8)  -----------------------------       of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------                (A) or                (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V       Amount     (D)      Price        3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ------ ----------  -----------  -------------  -------------
Common Stock                   11/01/00    S              10,000        D      $1.00       156,609      D
                               11/03/00    S               1,000        D      $1.0625     155,609      D
                               11/06/00    S              20,000        D      $1.00       135,609      D
                               11/07/00    S               3,000        D      $1.00       132,609      D
                               11/27/00    S               2,000        D      $.6562      130,609      D
                               11/29/00    S               5,700        D      $.6875      124,909      D
                               11/29/00    S               1,000        D      $.6562      123,909      D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                          (Over)
* If the form is filed by more than one reporting person, see instruction
  4(b)(v).

SEC 1474 (7-96)

                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------




                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Bene-           Security:
                                Securities (Instr. 3 and 4)                              ficially        Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------





Explanation of Responses:




   /s/ Stephen Sternbach                        December 12, 2000
---------------------------------------    --------------------------
    Signature of Reporting Person                     Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.